 Ciudad Autónoma de Buenos Aires, March 5th, 2025

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Information on Resignation – Arts. 8°, Sec. II, Cap. III, Tit. II and 3° 3), Sec. II, Cap. I, Tit. XII of the CNV Regulations.

Dear Sirs,

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) in accordance with Arts. 8°, Sec. II, Cap. III, Tit. I and 3° 3), Sec. II, Cap. I, Tít. XII of the CNV Regulations.

To this extent, I inform you that, as of today's date, the Company has received a resignation letter from María Carolina Sigwald for her position as Director, effective as of the AGM appointing her replacement. This was approved by the Company's Board of Directors on today's date, as the resignation is due to personal reasons and does not affect the normal functioning of the Board.

Sincerely,

María Agustina Montes

Head of Market Relations